UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2015
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In may 2015 there were not operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x) Controller's
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	1,838,735,660	72.8395	36.4197
Non-Voting Shares	55,640,683	2.2041	1.1020
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	1,838,735,660	72.8395	36.4197
Non-Voting Shares	55,640,683	2.2041	1.1020

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In may 2015 there were not operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			17,933,382	0.7104	0.3552
Non-Voting Shares			24,256,362	0.9608	0.4804
Closing Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			17,933,382	0.7104	0.3552
Non-Voting Shares			24,256,362	0.9608	0.4804

Company: Bradesco Leasing S.A. Arrendamento Mercantil
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			0	0.0000	0.0000
Non-Voting Shares			0	0.0000	0.0000
Closing Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			0	0.0000	0.0000
Non-Voting Shares			0	0.0000	0.0000

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In may 2015 were done the following operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	(X) Board of Executive Officers		( ) Audit Committee		( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				257,743		0.0102	0.0051
Non-Voting Shares				2,283,697		0.0904	0.0452
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Bradesco S.A. C.T.V.M.	Sell	5-May	67	30.25	R$ 2,026.75
Common Shares		Sell	5-May	500	30.26	R$ 15,130.00
Common Shares		Sell	5-May	67	30.25	R$ 2,026.75
Common Shares		Sell	5-May	500	30.26	R$ 15,130.00
Common Shares		Total		1,134		R$ 34,313.50
Non-Voting Shares		Sell	6-May	29	32.30	R$ 936.70
Non-Voting Shares		Sell	6-May	38	32.33	R$ 1,228.54
Non-Voting Shares		Sell	6-May	500	32.34	R$ 16,170.00
Non-Voting Shares		Sell	5-May	1,540	32.67	R$ 50,311.80
Non-Voting Shares		Sell	5-May	40	32.67	R$ 1,306.80
Non-Voting Shares		Sell	5-May	1,500	32.68	R$ 49,020.00
Non-Voting Shares		Sell	15-May	15	32.02	R$ 480.30
Non-Voting Shares		Sell	15-May	600	32.23	R$ 19,338.00
Non-Voting Shares		Sell	4-May	600	32.50	R$ 19,500.00
Non-Voting Shares		Sell	5-May	24	32.40	R$ 777.60
Non-Voting Shares		Sell	5-May	2,000	32.41	R$ 64,820.00
Non-Voting Shares		Sell	15-May	12	32.00	R$ 384.00
Non-Voting Shares		Sell	15-May	16	32.08	R$ 513.28
Non-Voting Shares		Sell	15-May	9	32.10	R$ 288.90
Non-Voting Shares		Sell	15-May	2,700	31.80	R$ 85,860.00
Non-Voting Shares		Sell	4-May	600	32.76	R$ 19,656.00
Non-Voting Shares		Sell	7-May	6	31.57	R$ 189.42
Non-Voting Shares		Sell	7-May	524	31.60	R$ 16,558.40
Non-Voting Shares		Sell	7-May	100	31.61	R$ 3,161.00
Non-Voting Shares		Sell	14-May	640	31.00	R$ 19,840.00
Non-Voting Shares		Sell	7-May	1	31.42	R$ 31.42
Non-Voting Shares		Sell	13-May	500	30.95	R$ 15,475.00
Non-Voting Shares		Sell	14-May	500	31.10	R$ 15,550.00
Non-Voting Shares		Sell	15-May	500	32.10	R$ 16,050.00
Non-Voting Shares		Sell	26-May	500	28.70	R$ 14,350.00
Non-Voting Shares		Sell	27-May	1,000	29.18	R$ 29,180.00
Non-Voting Shares		Sell	5-May	850	32.51	R$ 27,633.50
Non-Voting Shares		Sell	5-May	1,400	32.53	R$ 45,542.00
Non-Voting Shares		Sell	4-May	5	32.44	R$ 162.20
Non-Voting Shares		Sell	4-May	50	32.45	R$ 1,622.50
Non-Voting Shares		Sell	4-May	555	32.58	R$ 18,081.90
Non-Voting Shares		Sell	11-May	1,056	31.50	R$ 33,264.00
Non-Voting Shares		Sell	4-May	500	32.66	R$ 16,330.00
Non-Voting Shares		Sell	12-May	35	31.31	R$ 1,095.85
Non-Voting Shares		Sell	12-May	600	31.30	R$ 18,780.00
Non-Voting Shares		Sell	7-May	1,490	31.60	R$ 47,084.00
Non-Voting Shares		Sell	7-May	400	31.66	R$ 12,664.00
Non-Voting Shares		Total		21,435		R$ 683,237.11
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				256,609		0.0101	0.0050
Non-Voting Shares				2,245,227		0.0889	0.0444

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In may 2015 were done the following operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers		(X) Audit Committee		( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				30,471		0.0012	0.0006
Non-Voting Shares				444,258		0.0175	0.0087
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Non-Voting Shares	Bradesco S.A. C.T.V.M.	Sell	5-May	500	32.61	R$ 16,305.00
Non-Voting Shares		Total		500		R$ 16,305.00
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				30,471		0.0012	0.0006
Non-Voting Shares				443,758		0.0175	0.0087

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In may 2015 there were not operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	(x) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			1,540	0.0000	0.0000
Non-Voting Shares			3,976	0.0001	0.0000
Closing Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			1,540	0.0000	0.0000
Non-Voting Shares			3,976	0.0001	0.0000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 10, 2015

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.